UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Extraordinary General Meeting Results

On October 29, 2021, AC Immune SA (“AC Immune”) held an Extraordinary General Meeting. The press release relating to the results of the extraordinary shareholders’ meeting is attached hereto as Exhibit 99.1.

The Board withdrew Agenda Item 2.1 “Authorized Share Capital,” Agenda Item 2.2 “Conditional Capital Increase for Bonds and Similar Debt Instruments” and Agenda Item 2.3 “Conditional Capital Increase for Employee Benefit Plans” prior to the Extraordinary General Meeting.

The final results of the remaining agenda items submitted to a vote of the shareholders is as follows:

Agenda Item 1: Elections to the Board of Directors

Agenda Item 1.1: Election of Monica Shaw as member of the Board of Directors

AC Immune shareholders approved the election of Monica Shaw as a member of the Board of Directors until the end of the next Annual General Meeting.

Agenda Item 1.2: Election of Monika Bütler as member of the Board of Directors

AC Immune shareholders approved the election of Monika Bütler as a member of the Board of Directors until the end of the next Annual General Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date:	October 29, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated October 29, 2021